CONSENT OF EDWARD MAX BAKER

The undersigned hereby consents to the inclusion of information related to the mineral properties of Integra Resources Corp. (the "Company") included in or incorporated by reference into the Registration Statement on Form 40-F (the "Form 40-F") being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a) Annual Information Form of the Company for the fiscal year ended December 31, 2019;

(b) Management's Discussion and Analysis of the Company for the years ended December 31, 2019 and 2018;

(c) Management's Discussion and Analysis of the Company for the three-month periods ended March 31, 2020 and 2019;

(d) News Release dated May 7, 2020;

(e) News Release dated February 24, 2020;

(f) News Release dated February 6, 2020;

(g) News Release dated December 10, 2019;

(h) Management's Discussion and Analysis of the Company for the three and nine-month periods ended September 30, 2019 and 2018;

(i) Management's Discussion and Analysis of the Company for the three and six-month periods ended June 30, 2019 and 2018;

(j) News Release dated July 30, 2019;

(k) Material Change Report dated June 21, 2019;

(l) News Release dated June 17, 2019;

(m) Management's Discussion and Analysis of the Company for the three-month ended March 31, 2019 and 2018;

(n) News Release dated May 7, 2019;

(o) Management's Discussion and Analysis of the Company for the years ended December 31, 2018 and 2017;

(p) Annual Information Form of the Company for the fiscal year ended December 31, 2018;

(q) News Release dated February 14, 2019;

(r) News Release dated January 21, 2019;

(s) News Release dated January 16, 2019; and

(t) News Release dated January 10, 2019 (collectively, the "Exhibits").

The undersigned further consents to reference of the undersigned's name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Edward Max Baker
Name: Edward Max Baker (F.AusIMM)
Title: Vice President, Exploration, Integra Resources Corp.

Date: July 7, 2020